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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AMERICAN BANK NOTE HOLOGRAPHICS, INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
024377103
(CUSIP Number)

WILLIAM M. HITCHCOCK	RANDALL C. BASSETT	MARK W. EISENBRAUN, ESQ.
712 Main Street, Suite 1250	515 Ocean Avenue, #707N	919 Milam, Suite 2400
Houston, TX 77002	Santa Monica, CA 90402	Houston, TX 77002
(713) 961-0534	(310) 394-6220	(713) 650-2727

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: William M. Hitchcock

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		436,500 (2.3%)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: Randall C. Bassett

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, EP

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,138 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55,000 (0.3%)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: David H. Hancock

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		232,822 (1.2%)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: SEP IRA F/B/O Norman H. Pessin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		895,810 (4.7%)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: Sandra F. Pessin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		485,840 (2.6%)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: Levy, Harkins & Co., Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,138 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,440,856 (7.6%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, BD & CO

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: The Gracy Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

294,500 (1.6%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IC, PN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: Edwin A. Levy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		117,100 (0.6%)

WITH	10	SHARED DISPOSITIVE POWER:

1,735,356 (9.2%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	024377103

1	NAMES OF REPORTING PERSONS: James Lebenthal

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,128 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,700 (0.1%)

WITH	10	SHARED DISPOSITIVE POWER:

1,735,356 (9.2%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of American Bank Note Holographics, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2 Applegate Drive, Robbinville, New Jersey 08691.
Item 2. Identity and Background
     This Statement is being filed jointly by William M. Hitchcock, Randall C. Bassett, David H. Hancock, the SEP IRA F/B/O Norman H. Pessin (the “Pessin IRA”), Sandra F. Pessin, Levy, Harkins & Co., Inc. (“Levy Harkins”), The Gracy Fund, L.P. (“The Gracy Fund”), Edwin A. Levy and James Lebenthal (together, the “Reporting Persons”). Information is also being provided regarding Michael J. Harkins as an executive officer and a person controlling Levy, Harkins & Co., Inc.
     Mr. Hitchcock is a private investor. Mr. Hitchcock’s address is 712 Main Street, Suite 1250, Houston, Texas 77002. Mr. Hitchcock is a citizen of the United States of America.
     Mr. Bassett is the founder and managing member of Value Investments, LLC, and his business address, and the address of such organization, is 2601 Ocean Park Boulevard, Suite 320, Santa Monica, California 90405. Mr. Bassett is a citizen of the United States of America.
     Mr. Hancock is the Chief Executive Officer of North American Savings Bank, FSB, and his business address, and the address of such organization, is 12498 S. 71 Highway, Grandview, Missouri 64030. Mr. Hancock is a citizen of the United States of America.
     The Pessin IRA is an individual retirement account for the benefit of Norman J. Pessin. Mr. Pessin is retired. Mr. Pessin’s address is 400 East 51st Street, New York, New York 10022. Mr. Pessin is a citizen of the United States of America.
     Mrs. Pessin is a housewife. Mrs. Pessin’s address is 400 East 51st Street, New York, New York 10022. Mrs. Pessin is a citizen of the United States of America.
     Levy Harkins is a corporation organized under the laws of Delaware. Levy Harkins is an investment adviser and broker-dealer registered with the Securities and Exchange Commission and is principally involved in the business of providing investment advisory services to clients through the management of separate discretionary investment accounts.
     The Gracy Fund is a limited partnership organized under the laws of Delaware. The Gracy Fund is a private investment company principally involved in the business of investing in securities for its own account.
     Mr. Levy is the Chairman of Levy Harkins and a general partner of The Gracy Fund. Mr. Levy is a citizen of the United States of America.
     Mr. Lebenthal is the Chief Financial Analyst of Levy Harkins and a general partner of The Gracy Fund. Mr. Lebenthal is a citizen of the United States of America.

     Mr. Harkins is the President of Levy Harkins and a general partner of The Gracy Fund. Mr. Harkins is a citizen of the United States of America.
     The address of the principal office of each of Levy Harkins, The Gracy Fund, Mr. Levy, Mr. Lebenthal and Mr. Harkins is 366 Madison Avenue, 14th Floor, New York, New York 10017.
     During the last five years, none of the Reporting Persons or Mr. Harkins has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Each of the Reporting Persons acquired beneficial ownership of the 3,960,128 shares of the Common Stock reported herein by becoming a party to the Voting Agreement dated March 28, 2007, by and among the Reporting Persons, as described in Item 6 of this Statement.
     Mr. Hitchcock has previously acquired an aggregate of 436,500 shares in open market transactions for a total of $2,221,221 from solely personal funds.
     Mr. Bassett has previously acquired an aggregate of 55,000 shares in open market transactions for a total of $120,857 from personal funds and funds from an employee benefit plan.
     Mr. Hancock has previously acquired an aggregate of 232,822 shares in open market transactions for a total of $1,018,316 from solely personal funds.
     The Pessin IRA has previously acquired an aggregate of 895,810 shares in open market transactions for a total of $1,243,225 from solely personal funds.
     Sandra F. Pessin has previously acquired an aggregate of 485,840 shares in open market transactions for a total of $720,206 from solely personal funds.
     1,440,856 shares were previously acquired in open market transactions with the investment funds of the separate accounts managed by Levy Harkins, for a total consideration of $2,547,631.
     The Gracy Fund has previously acquired an aggregate of 294,500 shares in open market transactions for a total of $531,418 from working capital of The Gracy Fund.
     Mr. Levy has previously acquired an aggregate of 117,100 shares in open market transactions for a total of $161,927 from solely personal funds.
     Mr. Lebenthal has previously acquired an aggregate of 1,700 shares in open market transactions for a total of $3,776 from solely personal funds.
     The funds used by the Reporting Persons for acquiring shares of the Common Stock may at any given time include, or have included, funds borrowed on margin in the ordinary course of business and on customary terms and conditions.

Item 4. Purpose of Transaction
     The Reporting Persons initially acquired the shares of Common Stock reported in this Statement for investment purposes.
     The Reporting Persons have recently concluded that they are interested in determining the direction of the Company and would generally favor a change in the composition of the Board of Directors. The Reporting Persons believe new directors should be elected who intend to seek to maximize stockholder value, including a consideration of the sale of the Company.
     In that regard, Mr. Hitchcock, Mr. Bassett, Mr. Hancock, the Pessin IRA and Mrs. Pessin have requested in a notice to the Company dated March 23, 2007, that the Company nominate the following individuals as candidates for election as directors to the Board of Directors of the Company at the next annual meeting of its stockholders:
Randall C. Bassett, 62, is a managing member of Value Investment, LLC, a merchant bank, which he founded in 2003. Previously, Mr. Bassett was a partner at the law firm of Latham & Watkins for more than twenty-five years where his practice centered around corporate acquisitions and dispositions and corporate finance. Mr. Bassett is admitted to the bars of California and New York.
J. Patrick Collins, 64, is the principal of Collins & McIlhenny, Inc., a NASD broker dealer, which he founded in 1996. Mr. Collins also serves on the board of directors of Collins & McIlhenny. Mr. Collins is an attorney and is admitted to the bars of New York, Massachusetts, Texas and the District of Columbia.
Eric Haskell, 60, has served as the Executive Vice President and Chief Financial Officer of Suncom Wireless, a regional wireless company, since December 2005. Previously, Mr. Haskell was the Executive Vice President and Chief Financial Officer, and a director, of Systems & Computer Technology Corporation, a software and services company. Mr. Haskell also serves on the board of directors of Suncom Wireless and Metropolitan Health Networks Inc.
David F. Waguespack, 40, is an attorney and partner of Lemle & Kelleher, L.L.P., where he specializes in bankruptcy, reorganizations, acquisitions and commercial litigation. Mr. Waguespack is also an adjunct professor of business law at Tulane University.
Peter Woodward, 34, has been the General Partner of MHW Capital Management since September 2005. MHW specializes in equity investments in public turnaround companies. Previously, Mr. Woodward was the Managing Director of Regan Fund Management from 1996 to 2005. Mr. Woodward also serves on the board of directors of Innodata-Isogen Corporation.
     If the Company declines to nominate such individuals, the Reporting Persons intend to nominate such individuals in accordance with the procedures set forth in the Amended and Restated By-Laws of the Company. The Reporting Persons may solicit the Company’s stockholders to vote in favor of the election of such nominees.

     Other than as described in this Item 4, or otherwise in this Statement, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. Each of the Reporting Persons reserves the right, in light of its, his or her ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its, his or her business objectives and other relevant factors, to change its, his or her plans and intentions at any time, as the Reporting Person deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to purchase additional shares of Common Stock or other securities of the Company or sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions.
Item 5. Interest in Securities of the Issuer
     As of the close of business on March 28, 2007, each the Reporting Persons may be deemed, individually, and the Reporting Persons may be deemed, as a group, to beneficially own an aggregate of 3,960,128 shares of the Common Stock, which represents roughly 20.9% of the 18,937,138 shares outstanding as of October 30, 2006, as disclosed in the Company’s statement on Form 10-Q for the period ended September 30, 2006.
     As a result of the Voting Agreement dated March 28, 2007, by and among the Reporting Persons, each of the Reporting Persons has shared voting power as to the 3,960,128 shares representing 20.9% of the Common Stock.
     Mr. Hitchcock has sole dispositive power as to 436,500 shares representing 2.3% of the Common Stock. Mr. Hitchcock disclaims beneficial ownership of 5,500 shares of the Common Stock beneficially owned by his wife.
     Mr. Bassett has sole dispositive power as to 55,000 shares representing .3% of the Common Stock.
     Mr. Hancock has sole dispositive power as to 232,822 shares representing 1.2% of the Common Stock. Mr. Hancock disclaims beneficial ownership of 25,000 shares owned by his adult son. In the past 60 days, Mr. Hancock has effected the following transactions in the Common Stock:
     (i) March 1, 2007 — 10,292 shares acquired in the open market for $3.16 per share,
     (ii) March 2, 2007 — 900 shares acquired in the open market for $3.13 per share,
     (iii) March 5, 2007 — 3,250 shares acquired in the open market for $3.14 per share,
     (iv) March 6, 2007 — 16,580 shares acquired in the open market for $3.14 per share,
     (v) March 15, 2007 — 500 shares acquired in the open market for $3.18 per share, and
     (vi) March 16, 2007 — 1,300 shares acquired in the open market for $3.13 per share.
     The Pessin IRA has sole dispositive power as to 895,810 shares representing 4.7% of the Common Stock. In the past 60 days, the Pessin IRA has effected the following transactions in the Common Stock:
     (i) February 21, 2007 — 14,759 shares acquired in the open market for $3.079 per share,
     (ii) February 22, 2007 — 7,200 shares acquired in the open market for $3.08 per share, and
     (iii) February 23, 2007 — 3,041 shares acquired in the open market for $3.08 per share.

     Mrs. Pessin has sole dispositive power as to 485,840 shares representing 2.6% of the Common Stock.
     Levy Harkins shares dispositive power as to 1,440,856 shares representing 7.6% of the Common Stock owned by the managed accounts managed by Levy Harkins with Mr. Levy, Mr. Lebenthal and Mr. Harkins. Dispositive power as to these 1,440,856 shares is also shared by the owners of such managed accounts who may be deemed beneficial owners of the shares as a result of their right to terminate the discretionary accounts within 60 days. Levy Harkins effected a cross trade of 2,500 shares between accounts managed by it on March 27, 2007, at a price of $3.18 per share.
     The Gracy Fund shares dispositive power as to 294,500 shares representing 1.6% of the Common Stock with Mr. Levy, Mr. Lebenthal and Mr. Harkins.
     Mr. Levy has sole dispositive power as to 117,100 shares representing .6% of the Common Stock. Mr. Levy shares dispositive power of 1,440,856 shares representing 7.6% of the Common Stock with Levy Harkins, Mr. Lebenthal and Mr. Harkins and shares dispositive power as to 294,500 shares representing 1.6% of the Common Stock with The Gracy Fund, Mr. Lebenthal and Mr. Harkins.
     Mr. Lebenthal has sole dispositive power as to 1,700 shares representing .1% of the Common Stock. Mr. Lebenthal shares dispositive power of 1,440,856 shares representing 7.6% of the Common Stock with Levy Harkins, Mr. Levy and Mr. Harkins and shares dispositive power as to 294,500 shares representing 1.6% of the Common Stock with The Gracy Fund, Mr. Levy and Mr. Harkins.
     Mr. Harkins may be deemed to share voting power as to 3,960,128 shares representing 20.9% of the Common Stock by nature of his position as President of Levy Harkins and a general partner of The Gracy Fund. Mr. Hakrins shares dispositive power of 1,440,856 shares representing 7.6% of the Common Stock with Levy Harkins, Mr. Levy and Mr. Lebenthal and shares dispositive power as to 294,500 shares representing 1.6% of the Common Stock with The Gracy Fund, Mr. Levy and Mr. Lebenthal.
     None of the Reporting Persons has effected any transactions in the Common Stock in the past sixty days except as otherwise described in this Item 5.
     No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except that (i) the dividends and proceeds from the sale of shares of Common Stock reported by Levy Harkins may be distributed to the applicable owners of the managed accounts, (ii) the dividends or proceeds from the sale of shares of Common Stock owned by the The Gracy Fund may be distributed to the applicable limited partners of The Gracy Fund in accordance to their respective limited partnership interests and (iii) the dividends or proceeds from the sale of 16,500 shares, for which Mr. Hitchcock has been granted a power of attorney to vote and dispose of such shares, may be distributed to the grantor of that power of attorney.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     The Reporting Persons executed a Voting Agreement on March 28, 2007. Under the terms of this Voting Agreement the Reporting Persons have agreed to vote all shares as to which they have the right or power to vote for the election of the candidates named in Item 4 as directors and otherwise as the Reporting Persons, as a group, shall deem appropriate in the furtherance of the purpose described in Item 4 of this Statement. The Reporting Persons have granted an irrevocable proxy to secure their obligations under the Voting Agreement. The Voting Agreement prohibits transfers of shares to affiliates or other related persons but does not otherwise limit the transfer of any shares beneficially owned by the Reporting Persons.
     Except as described in this Item 6, or otherwise in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Company.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement of the Reporting Persons

Exhibit 2	Voting Agreement, dated March 28, 2007, by and between the Reporting Persons

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2007
/s/ William M. Hitchcock

William M. Hitchcock

/s/ Randall C. Bassett

Randall C. Bassett

/s/ David H. Hancock

David H. Hancock

SEP IRA F/B/O Norman H. Pessin

	By:	/s/ Norman H. Pessin

Norman H. Pessin

/s/ Sandra F. Pessin

Sandra F. Pessin

Levy, Harkins & Co., Inc.

	By:	/s/ Edwin A. Levy

Edwin A. Levy, Chairman

The Gracy Fund, L.P.

	By:	/s/ Edwin A. Levy

Edwin A. Levy, General Partner

/s/ Edwin A. Levy

Edwin A. Levy

/s/ James Lebenthal

James Lebenthal